                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                Craig Corporation
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                    224174102
                            ------------------------
                                 (CUSIP Number)

                                Ms. Beverly Dube
                      Pine Capital Management Incorporated
                        353 Sacramento Street, 10th Floor
                         San Francisco, California 94111
                                 (415) 362-7111
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 224174102              SCHEDULE 13D                 Page 2 of 9 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON

         Pine Capital Management Incorporated     94-3146402
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [  ]          (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
-------------------------------------- -----------------------------------------
NUMBER OF SHARES     7.       SOLE VOTING POWER                         0 shares
                     -----------------------------------------------------------
BENEFICIALLY OWNED   8.       SHARED VOTING POWER                       0 shares
                     -----------------------------------------------------------
BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER              128,700 shares
                     -----------------------------------------------------------
PERSON WITH          10.      SHARED DISPOSITIVE POWER                  0 shares
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         128,700 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.42%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

CUSIP NO. 224174102              SCHEDULE 13D                  Page 3 of 9 Pages



--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON

         Hoefer & Arnett Incorporated     94-2831518
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [  ]          (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER                    0 shares
                          ------------------------------------------------------
BENEFICIALLY OWNED        8.       SHARED VOTING POWER                  0 shares
                          ------------------------------------------------------
BY EACH REPORTING         9.       SOLE DISPOSITIVE POWER          24,500 shares
                          ------------------------------------------------------
PERSON WITH               10.      SHARED DISPOSITIVE POWER             0 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,500 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.65%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         BD
--------------------------------------------------------------------------------

CUSIP NO. 224174102              SCHEDULE 13D                  Page 4 of 9 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Bobby Lee Arnett
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [  ]          (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER              108,600 shares
                          ------------------------------------------------------
BENEFICIALLY OWNED        8.       SHARED VOTING POWER                  0 shares
                          ------------------------------------------------------
BY EACH REPORTING         9.       SOLE DISPOSITIVE POWER         108,600 shares
                          ------------------------------------------------------
PERSON WITH               10.      SHARED DISPOSITIVE POWER             0 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         108,600 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.89%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 224174102              SCHEDULE 13D                  Page 5 of 9 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the shares of Common Stock of Craig Corporation, a California corporation ("Company"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Company are located at 550 South Hope Street, Suite 1825, Los Angeles, CA 90071.

ITEM 2.  IDENTITY AND BACKGROUND:

         (a)      (i)      Pine Capital Management Incorporated
                  (ii)     Hoefer & Arnett Incorporated
                  (iii)    Bobby Lee Arnett

         (b) The business address of Pine Capital Management Incorporated, Hoefer & Arnett Incorporated and Mr. Arnett is 353 Sacramento Street, 10th Floor, San Francisco, California 94111.

         (c) Pine Capital Management Incorporated is an investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E) and Hoefer & Arnett Incorporated is a broker registered under Section 15 of the Act. Mr. Arnett is a principal shareholder of Pine Capital Management Incorporated and Hoefer & Arnett Incorporated.

         (d) During the last five years, none of Pine Capital Management Incorporated, Hoefer & Arnett Incorporated or Mr. Arnett has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of Pine Capital Management Incorporated, Hoefer & Arnett Incorporated or Mr. Arnett was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Pine Capital Management Incorporated and Hoefer & Arnett Incorporated are California corporations. Mr. Arnett is a citizen of the United States of America.

CUSIP NO. 224174102              SCHEDULE 13D                  Page 6 of 9 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source and amount of funds used in purchasing the Common Stock are as follows:

    Purchaser                                         Source of Funds           Amount
    ---------                                         ---------------           ------
    Pine Capital Management Incorporated     Funds under management     $1,451,660.35
    Hoefer & Arnett Incorporated             Discretionary Funds          $216,017.23
    Bobby Lee Arnett                         Personal Funds               $945,278.40

ITEM 4.  PURPOSE OF TRANSACTION

     The sole purpose of the acquisitions of Common Stock reported herein was and is for investment. See Item 6.

     None of the reporting persons has present plans or intentions which will result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Pine Capital Management Incorporated is the beneficial owner of an aggregate of 128,700 shares of the Company's Common Stock, representing approximately 3.42% of the Common Stock of the Company outstanding. Hoefer & Arnett Incorporated is the beneficial owner of an aggregate of 24,500 shares of the Company's Common Stock, representing approximately 0.65% of the Common Stock of the Company outstanding. Mr. Arnett is the beneficial owner of an aggregate of 108,600 shares of the Company's Common Stock, representing approximately 2.89% of the Common Stock of the Company outstanding.

                  Mr. Arnett owns in excess of 10% of the outstanding shares of Common Stock of Pine Capital Management Incorporated and Hoefer & Arnett Incorporated. Pine Capital Management Incorporated and Hoefer & Arnett Incorporated disclaim any beneficial ownership in any of the securities covered by this statement. Mr. Arnett disclaims any beneficial ownership in any of the securities covered by this statement which are attributable to Pine Capital Management Incorporated or Hoefer & Arnett Incorporated.

                  Furthermore, Pine Capital Management Incorporated, Hoefer & Arnett Incorporated and Mr. Arnett are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that none of them are otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them.

CUSIP NO. 224174102              SCHEDULE 13D                  Page 7 of 9 Pages

         (b) Pine Capital Management Incorporated has no power to vote but has sole power to dispose of 128,700 shares of Common Stock. Hoefer & Arnett Incorporated has no power to vote but has sole power to dispose of 24,500 shares of Common Stock.

                  Mr. Arnett has sole power to vote and to dispose of 108,600 shares of Common Stock.

         (c) The persons filing this statement have not effected any transactions in the Common Stock during the past sixty days.

         (d) Other than as described in Item 6, no person is known to any of the reporting persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of Common Stock of the Company held by Pine Capital Management Incorporated, Hoefer & Arnett Incorporated or Mr. Arnett.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The securities as to which this Schedule 13D is filed by Pine Capital Management Incorporated, in its capacity as investment advisor, and Hoefer & Arnett Incorporated, in its capacity as broker, are held for discretionary accounts of clients of Pine Capital Management Incorporated and Hoefer & Arnett Incorporated, respectively. Pine Capital Management Incorporated and Hoefer & Arnett Incorporated hold the shares attributed to each of them, respectively, in a fiduciary capacity. Clients of Pine Capital Management Incorporated and Hoefer & Arnett Incorporated have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities. Pine Capital Management Incorporated and Hoefer & Arnett Incorporated do not have the power to vote, or to direct the voting of, such securities held by either of them in their respective capacity as an adviser or broker. Pine Capital Management Incorporated and Hoefer & Arnett Incorporated are "affiliates" within the meaning of 17 C.F.R. Section240.12b-2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A.       Joint Filing Agreement

CUSIP NO. 224174102              SCHEDULE 13D                  Page 8 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            PINE CAPITAL MANAGEMENT INCORPORATED


          February 18, 1999                 By:        /s/ Kevin Daly
-------------------------------------       ------------------------------------
                 (Date)                                   Kevin Daly
                                                           President


                                                HOEFER & ARNETT INCORPORATED


          February 18, 1999                 By:    /s/ Philip Economopoulos
-------------------------------------       ------------------------------------
                 (Date)                               Philip Economopoulos
                                                           Secretary


                                            BOBBY LEE ARNETT


          February 18, 1999                        /s/ Bobby Lee Arnett
-------------------------------------       ------------------------------------
                 (Date)

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 18th day of February, 1999.

                                          PINE CAPITAL MANAGEMENT INCORPORATED


                                          By:          /s/ Kevin Daly
                                          --------------------------------------
                                                         Kevin Daly
                                                          President


                                          HOEFER & ARNETT INCORPORATED


                                          By:     /s/ Philip Economopoulos
                                          --------------------------------------
                                                   Philip Economopoulos
                                                         Secretary


                                          BOBBY LEE ARNETT


                                                  /s/ Bobby Lee Arnett
                                          --------------------------------------